UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  ------------
                               (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                            CHEMI-TROL CHEMICAL COMPANY
- -------------------------------------------------------------------------------
                                 (Name of Issuer)

                                   COMMON STOCK
- -------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    163616105
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   VC HOLDINGS, INC.
                                    250 Park Avenue
                              New York, New York  10017
                                   (212) 867-3800
- -------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person Authorized to
                           Receive Notices and Communications)

                                    JANUARY 30, 1996
- -------------------------------------------------------------------------------
                  (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

     Check the following box if a fee is being paid with the statement. \   \
     A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

                                   SCHEDULE 13D


     CUSIP NO. 163616105


     1.	NAME OF REPORTING PERSON S.S. OR IRS
     	IDENTIFICATION NO. OF ABOVE PERSON
     	TRILON DOMINION PARTNERS, L.L.C.
        ------------------------------------------------------------------
     2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) \   \

                                                           (b) \ X \
        ------------------------------------------------------------------

     3.	SEC USE ONLY
        ------------------------------------------------------------------

     4.	SOURCE OF FUNDS*
        ------------------------------------------------------------------

     5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            \   \
     	IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
        ------------------------------------------------------------------

     6.	CITIZENSHIP OR PLACE OF ORGANIZATION
     	Delaware
        ------------------------------------------------------------------

     NUMBER OF     7.  SOLE VOTING POWER       - 0 -
     SHARES
     BENEFICIALLY  8.  SHARED VOTING POWER      306,351
     OWNED BY
     EACH          9.  SOLE DISPOSITIVE POWER   - 0 -
     REPORTING
     PERSON WITH  10.  SHARED DISPOSITIVE POWER   306,351

     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          306,351
         ------------------------------------------------------------------

     12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                       \   \
         ------------------------------------------------------------------

     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          See Item 5
         ------------------------------------------------------------------

     14. TYPE OF REPORTING PERSON*
     	  00
         ------------------------------------------------------------------

     ----------------------

     *	SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    SCHEDULE 13D


     CUSIP NO. 163616105

     1.	NAME OF REPORTING PERSON S.S. OR IRS
     	IDENTIFICATION NO. OF ABOVE PERSON
     	VC HOLDINGS, INC.
        ------------------------------------------------------------------

     2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) \   \

                                                           (b) \ X \
        ------------------------------------------------------------------

     3.	SEC USE ONLY
        ------------------------------------------------------------------

     4.	SOURCE OF FUNDS*
        ------------------------------------------------------------------

     5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     	IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              \   \
        ------------------------------------------------------------------

     6.	CITIZENSHIP OR PLACE OF ORGANIZATION
     	 Delaware
        ------------------------------------------------------------------

     NUMBER OF     7.  SOLE VOTING POWER     - 0 -
     SHARES
     BENEFICIALLY  8.  SHARED VOTING POWER   306,351
     OWNED BY
     EACH          9.  SOLE DISPOSITIVE POWER  - 0 -
     REPORTING
     PERSON WITH  10.  SHARED DISPOSITIVE POWER   306,351

     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          306,351
         ------------------------------------------------------------------

     12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        \   \
         -----------------------------------------------------------------

     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          See Item 5
         ------------------------------------------------------------------

     14. TYPE OF REPORTING PERSON*
         CO
         ------------------------------------------------------------------

     ------------------------

     *	SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    SCHEDULE 13D


     CUSIP NO. 163616105

     1.	NAME OF REPORTING PERSON S.S. OR IRS
     	IDENTIFICATION NO. OF ABOVE PERSON
     	RONALD W. CANTWELL
        ------------------------------------------------------------------

     2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) \   \

                                                           (b) \ X \

        ------------------------------------------------------------------

     3.	SEC USE ONLY
        ------------------------------------------------------------------

     4.	SOURCE OF FUNDS*
        ------------------------------------------------------------------

     5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     	IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              \   \
        ------------------------------------------------------------------

     6.	CITIZENSHIP OR PLACE OF ORGANIZATION
     	United States Citizen
        ------------------------------------------------------------------

     NUMBER OF     7.  SOLE VOTING POWER    - 0 -
     SHARES
     BENEFICIALLY  8.  SHARED VOTING POWER    306,351
     OWNED BY
     EACH          9.  SOLE DISPOSITIVE POWER   - 0 -
     REPORTING
     PERSON WITH  10.  SHARED DISPOSITIVE POWER    306,351

     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          306,351
         ------------------------------------------------------------------

     12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                       \   \
         ------------------------------------------------------------------

     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     	 See Item 5
         ------------------------------------------------------------------

     14. TYPE OF REPORTING PERSON*
         IN
         ------------------------------------------------------------------

      --------------------

     *	SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


     CUSIP NO. 163616105

     1.	NAME OF REPORTING PERSON S.S. OR IRS
     	IDENTIFICATION NO. OF ABOVE PERSON
     	DOMINION CAPITAL, INC.
     	54-3480682
        ------------------------------------------------------------------

     2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) \   \

                                                           (b) \ X \
        ------------------------------------------------------------------

     3.	SEC USE ONLY
        ------------------------------------------------------------------

     4.	SOURCE OF FUNDS*
        ------------------------------------------------------------------

     5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     	IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              \   \
        ------------------------------------------------------------------


     6.	CITIZENSHIP OR PLACE OF ORGANIZATION
     	Virginia
        ------------------------------------------------------------------

     NUMBER OF      7.  SOLE VOTING POWER    - 0 -
     SHARES
     BENEFICIALLY   8.  SHARED VOTING POWER   - 0 -
     OWNED BY
     EACH           9.  SOLE DISPOSITIVE POWER   - 0 -
     REPORTING
     PERSON WITH   10.  SHARED DISPOSITIVE POWER   - 0 -

     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          - 0 -
         ------------------------------------------------------------------

     12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                       \ X \
         See Item 5
         ------------------------------------------------------------------

     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%
         ------------------------------------------------------------------

     14. TYPE OF REPORTING PERSON*
         CO
         ------------------------------------------------------------------

     ----------------------

     *	SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D


     CUSIP NO. 163616105

     1.	NAME OF REPORTING PERSON S.S. OR IRS
     	IDENTIFICATION NO. OF ABOVE PERSON
     	DOMINION RESOURCES, INC.
     	54-1229715
        ------------------------------------------------------------------

     2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) \   \

                                                           (b) \ X \
        ------------------------------------------------------------------

     3.	SEC USE ONLY
        ------------------------------------------------------------------

     4.	SOURCE OF FUNDS*
        ------------------------------------------------------------------

     5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     	IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              \   \
        ------------------------------------------------------------------

     6.	CITIZENSHIP OR PLACE OF ORGANIZATION
     	Virginia
        ------------------------------------------------------------------

     NUMBER OF      7.  SOLE VOTING POWER    - 0 -
     SHARES
     BENEFICIALLY   8.  SHARED VOTING POWER   - 0 -
     OWNED BY
     EACH           9.  SOLE DISPOSITIVE POWER   - 0 -
     REPORTING
     PERSON WITH   10.  SHARED DISPOSITIVE POWER   - 0 -

     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          - 0 -
         ------------------------------------------------------------------

     12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                       \ X \
         See Item 5
         ------------------------------------------------------------------

     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%
         ------------------------------------------------------------------

     14. TYPE OF REPORTING PERSON*
         HC
         ------------------------------------------------------------------

     ---------------------

     *	SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Amendment No. 4 to Schedule 13D


	  	Trilon Dominion Partners, L.L.C., a Delaware limited liability company (formerly known as Venture Capital Equities, L.L.C., and hereinafter referred to as the "LLC"), hereby amends and supplements the statement on Schedule 13D as originally filed by Dominion Capital, Inc., a Virginia corporation ("Capital"), and Dominion Resources, Inc., a Virginia corporation ("Resources"), on September 18, 1990 (the "Original Statement"), as amended and supplemented by Amendment No. 1 filed on October 24, 1994, Amendment No. 2 filed on October 31, 1994 and Amendment No. 3 filed on August 9, 1995 (the Original Statement, as so amended and supplemented, being the "Statement"), with respect to the Common Stock (the "Common Stock") of Chemi-trol Chemical Company (the "Issuer").

	  	Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

	  Item 5.  Interest in Securities of the Issuer.
                   ------------------------------------

	  	Items 5 of the Statement is hereby amended in its entirety to read as follows:

	  	"The LLC is the registered and direct beneficial owner of 306,351 shares of Common Stock of the issuer representing approximately 15.3% of the outstanding shares of Common Stock of the Issuer. The LLC has shared voting and dispositive power with respect to such shares of Common Stock by virtue of its direct ownership of such shares.

	  	On January 30, 1996, the LLC sold 25,000 shares of Common Stock of the Issuer which sale represented a disposition by the LLC of record and beneficial ownership of Common Stock of the Issuer in an amount equal to more than one percent of the outstanding shares of Common Stock of the Issuer. In addition, on April 10, 1996, the LLC sold 5,000 shares of Common Stock of the Issuer.

	  	VC Holdings may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of its ownership of 100% of the voting interest of the LLC and its status as sole Manager of the LLC.

	  	Mr. Cantwell may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of his ownership of all of the voting stock of VC Holdings.

	  	Capital may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of its ownership interest in the LLC, which ownership interest entitles Capital to veto (except in certain limited circumstances) any sale of such shares of Common Stock by the LLC for a purchase price below the agreed fair market value of such shares at the time of their contribution to the LLC. Capital disclaims, however, any indirect beneficial ownership interest in the shares of Common Stock owned directly by the LLC.

	  	Resources may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of its ownership of all of the voting stock of Capital. Resources disclaims, however, any indirect beneficial ownership interest in the shares of Common Stock owned directly by the LLC.

	  	Except as described herein, none of the LLC, VC Holdings, Mr. Cantwell, Capital, Resources or any other person referred to in Schedules I, II or III attached to Amendment No. 3 to the Statement may be considered beneficial owners of shares of Common Stock. Except as described herein, none of the LLC, VC Holdings, Mr. Cantwell, Capital, Resources or any other person referred to in such Schedules I, II or III have acquired or disposed of any shares of Common Stock during the past sixty days."

                                   SIGNATURES


	  	After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


       Date:  June 7, 1996

                                             TRILON DOMINION PARTNERS, L.L.C.

                                             By:     VC Holdings, Inc.,
                                                          its Manager

                                             By:/s/ William P. Gendron
                                                --------------------------
                                                Name: William P. Gendron
                                                Title: Treasurer


                                             VC HOLDINGS, INC.


                                             By:  /s/ William P. Gendron
                                                ---------------------------
                                                Name: William P. Gendron
                                                Title: Treasurer


                                              /s/ Ronald W. Cantwell
                                             ------------------------------
                                             Ronald W. Cantwell


                                             DOMINION CAPITAL, INC.


                                             By: /s/ Daniel A. Hillsman, Jr.
                                                ----------------------------
                                                Name: Daniel A. Hillsman, Jr.
                                                Title: Vice President


                                             DOMINION RESOURCES, INC.


                                             By: /s/ David L. Heavenridge
                                                ----------------------------
                                                Name: David L. Heavenridge
                                                Title: President and Chief


       Executive Officer